PE 1/15/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No ACT

Received SEC

MAR 17 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005820

March 17, 2015

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Act: 1934
Section:
Rule: 14a-8 (c)(5)
Public
Availability: 3-17-15

Re: UnitedHealth Group Incorporated
Incoming letter dated January 15, 2015

Dear Mr. Gumbs:

This is in response to your letter dated January 15, 2015 concerning the shareholder proposal submitted to UnitedHealth by John Chevedden. We also have received letters from the proponent dated January 18, 2015 and January 28, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnitedHealth Group Incorporated
Incoming letter dated January 15, 2015

The proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board whenever possible.

We are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that UnitedHealth's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that UnitedHealth has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
UnitedHealth Group Inc. (UNH)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 15, 2015 company request concerning this rule 14a-8 proposal.

The company cites a section of its Principles of Governance that allows it to opt out of having an independent board chairman by simply appointing a Lead Independent Director. This proposal does not address the issue of a Lead Independent Director.

The proposal to UnitedHealth states:
"If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time." This proposal does not call for an easy substitution of a Lead Independent Director for no particular reason whatsoever.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Amy L. Schneider <amy.l.schneider@uhg.com>

[UNH: Rule 14a-8 Proposal, December 24, 2014]

Proposal X – Independent Board Chairman

Resolved: The shareholders request our Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for UnitedHealth since our chairman, Richard Burke, is supposed to serve in a checks and balances role in regard to our CEO Stephen Hemsley. However Mr. Burke was an inside-related director with 37-years long tenure. Director independence declines with 10 to 15-years tenure. Mr. Burke also received 7% in negative votes from shareholders. This 7% in negative votes was 28-times more negative votes than one of our directors received.

We also had 3 other long-tenured directors who may be challenged to act in a checks and balances role for our CEO. Directors Gail Wilensky, William Ballard and Douglas Leatherdale each had 21 to 31-years long-tenure and each received 7% in negative votes from shareholders. Mr. Leatherdale and Mr. Ballard were also on our executive pay committee and Stephen Hemsley was given $28 million in 2013 Total Realized Pay. Mr. Leatherdale and Mr. Ballard also controlled 67% of the votes on our nomination committee.

GMI Ratings, an independent investment research firm, said unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. UnitedHealth had not disclosed specific, quantifiable performance objectives for our CEO. GMI also said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

GMI said UnitedHealth Group is a Minnesota corporation and Minnesota law contains multiple provisions which protect management from hostile takeovers and thus diminish shareholder interests. Minnesota law contains an Other Constituency Provision allowing directors to dispense with their fiduciary duty to shareholders when evaluating tender offers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal X

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
UnitedHealth Group Inc. (UNH)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 15, 2015 company request concerning this rule 14a-8 proposal.

The company cites a section of its Principles of Governance that uses the word "should" (used to indicate what is probable) in 2 places. The company compares its "should" with a Citigroup precedent that uses the word "shall" (expressing a strong assertion). The company concedes that the shareholder proposal uses the word "require."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Amy L. Schneider <amy.l.schneider@uhg.com>

[UNH: Rule 14a-8 Proposal, December 24, 2014]

Proposal X – Independent Board Chairman

Resolved: The shareholders request our Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for UnitedHealth since our chairman, Richard Burke, is supposed to serve in a checks and balances role in regard to our CEO Stephen Hemsley. However Mr. Burke was an inside-related director with 37-years long tenure. Director independence declines with 10 to 15-years tenure. Mr. Burke also received 7% in negative votes from shareholders. This 7% in negative votes was 28-times more negative votes than one of our directors received.

We also had 3 other long-tenured directors who may be challenged to act in a checks and balances role for our CEO. Directors Gail Wilensky, William Ballard and Douglas Leatherdale each had 21 to 31-years long-tenure and each received 7% in negative votes from shareholders. Mr. Leatherdale and Mr. Ballard were also on our executive pay committee and Stephen Hemsley was given $28 million in 2013 Total Realized Pay. Mr. Leatherdale and Mr. Ballard also controlled 67% of the votes on our nomination committee.

GMI Ratings, an independent investment research firm, said unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. UnitedHealth had not disclosed specific, quantifiable performance objectives for our CEO. GMI also said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

GMI said UnitedHealth Group is a Minnesota corporation and Minnesota law contains multiple provisions which protect management from hostile takeovers and thus diminish shareholder interests. Minnesota law contains an Other Constituency Provision allowing directors to dispense with their fiduciary duty to shareholders when evaluating tender offers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal X

COVINGTON

BEIJING BRUSSELS LONDON NEW YORK
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Keir D. Gumbs

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 5500
kgumbs@cov.com

January 15, 2015

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: UnitedHealth Group Incorporated – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of our client, UnitedHealth Group Incorporated, a Minnesota corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described herein (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials for its 2015 Annual Meeting of Shareholders. For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(10) and Rule 14a-8(i)(3) under the Securities Exchange Act of 1934.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal requests the following matter be submitted to a vote of the shareholders at the 2015 Annual Meeting of Shareholders:

> *The shareholders request our Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.*

The Company received the Proposal on December 24, 2014. A copy of the Proposal, the supporting statement, the accompanying commentary, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2015 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) for the reasons discussed below.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission stated that the purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. SEC Release No. 34-20091 (Aug. 16, 1983). Rather, when a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001); The *Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc.* (Feb. 8, 1995). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal.[1] The Staff has considered a proposal substantially implemented when the company's actions satisfactorily address the underlying concerns of the proposal and that the essential objectives of the proposal have been addressed. *See, e.g., American Tower Corporation* (Mar. 21, 2012) (proposal seeking policy requiring that senior executives retain a significant percentage of stock acquired through American Tower's equity pay programs until one year following the termination of their employment, substantially implemented by American Tower's policies, practices, and procedures); *FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by FedEx's policies, practices and procedures).

The Staff has previously taken the position that proposals requesting a company adopt policies or bylaws requiring the board of directors to be led by an independent director have been substantially implemented by similar bylaws or policies already in place without adopting the proposals word for word. *See Expeditors International of Washington, Inc.* (Jan. 30, 2014) (proposal requesting that the board adopt a policy to require the chair of the board of directors be an independent member of the board, substantially implemented by a policy pursuant to which the position of board chair will be filled by an independent director following the completion of the current CEO's service as board chair).

Here, the Proposal calls for the Company's Board of Directors (the "Board") to adopt as policy, and amend the bylaws as necessary, to provide that the Chair of the Board, whenever possible, be an independent director. The Company believes it has substantially implemented the Proposal, and it is therefore excludable under Rule 14a-8(i)(10), because (A) the Company has already adopted a policy that the Chair of the Board should be an independent director, and (B) consistent with the Company's policy, the Company has appointed an independent director to serve as Board Chair.

---

[1] *See, e.g., Citigroup Inc.* (Jan. 19, 2010) (permitting exclusion on substantial implementation grounds of a shareholder proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director when the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion of a shareholder proposal requesting publication of a sustainability report when the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion of a shareholder proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization (ILO) human rights standard where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a shareholder proposal requesting a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment.)

A. The Company has adopted a policy that states the Board Chair should be an independent director.

The Company's Principles of Governance, which are available on the Company's website at www.unitedhealthgroup.com and a copy of which is attached as Exhibit B, provide that:

> **Chair and Lead Independent Director.** The Board believes that the roles of the Chair [of the Board] and Chief Executive Officer should be separate and that the director serving as the Chair should be an Independent Director. As provided in the Company's Bylaws, the Independent Directors will appoint a Lead Independent Director in the event the Chair is not an Independent Director.

These provisions have implemented the Proposal. First, as requested by the Proposal, these provisions are included in a policy. Second, as requested by the Proposal, the policy provides that the Chair of the Board should be an independent director. In this respect, the facts underlying the Company's request are substantially similar to other occasions in which a proposal requested a policy that a company require a certain action (here the appointment of an independent board chair) and the company has already adopted a policy that provides that the company "should" or "shall" take that action. *See, e.g., Citigroup Inc.* (Jan. 19, 2010) (proposal requesting bylaw to require that the company have an independent lead director whenever possible, substantially implemented by bylaw provisions that provided that "unless the Chairman of the Board is an independent Director, the Board of Directors shall appoint a Lead Director"). We believe that the Company has addressed the essential objective of the proposal—a policy that the Chair of the Board should be an independent director—through these specific provisions in the Principles of Governance.

The policy in the Principles of Governance has substantially implemented the Proposal notwithstanding the use of the word "require" in the Proposal and the word "should" in the Principles of Governance. The Proposal's request for a policy to "require" the Chair of the Board be an independent director contains numerous exceptions and qualifications that, when read in context, is ultimately a request for a policy that the Board "should" have an independent Chair. For example, the Proposal's suggested policy requires the Board Chair be independent "whenever possible", grants the Board "discretion" to implement the new policy and permits compliance with the policy to be waived if no independent director is available and willing to serve as Chair. After taking account of the cumulative effect of these exceptions, the Company's existing policy that the Chair of the Board should be independent has substantially the same impact and meaning as the suggested policy in the Proposal.

Although the Proposal requests that the Company "amend the bylaws as necessary", it is not necessary for the Company to amend its bylaws to implement the policy sought by the Proposal. The Staff has previously permitted the exclusion of proposals calling for an amendment to a company's bylaws where the request to amend the bylaws is qualified and/or a board policy has substantially implemented the substance of the proposals. For example, in *Bristol-Myers Squibb Co.* (Mar. 9, 2006), the Staff noted that "there is a substantial difference between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment," but nevertheless permitted the exclusion of a proposal requesting amendment to the company's bylaws or charter to require the company's board of directors to redeem any future or current poison pill unless it was submitted to a shareholder vote as soon as practicable, because the request for a bylaw amendment was qualified by the phrase "if practicable" and the company's board policy substantially implemented the proposal through a similar provision. *See also Sun Microsystems*, Inc. (Sept. 12, 2006) and *Tiffany and Co.* (Mar. 14, 2006) (both allowing exclusion of proposals calling for bylaw or charter amendments because similar board policies substantially implemented the proposals). These letters are consistent with the purpose of Rule 14a-8(i)(10), which is to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by management.

The Company's bylaws provide that the Company will appoint a lead independent director if the Chair of the Board is not an independent director. These provisions do not conflict with the Company's Principles of Governance or the goals of the Proposal. Instead, they work in connection with the policy in the Principles of Governance because they only come into effect if the Chair of the Board is not an independent director. Thus, these bylaw provisions supplement the provisions in the Principles of Governance that provide that "the Independent Directors will appoint a Lead Independent Director in the event the Chair is not an Independent Director", and together ensure that the Board always has an independent director in a leadership role, the underlying goal of the Proposal.

B. The Company's current Board Chair is an independent director.

In addition to having a policy that has substantially implemented the Proposal, the Company's implementation of this policy has fully satisfied the underlying concern of the Proposal—that the Board have an independent director serve as Chair. The current Chair of the Board is an independent director, Richard T. Burke. As previously disclosed in the Company's proxy statement on Schedule 14A dated April 23, 2014, the Board has adopted Standards for Director Independence, which are available on the Company's website at www.unitedhealthgroup.com and attached as Exhibit C. The Standards for Director Independence requirements exceed the independence standards set by the New York Stock Exchange ("NYSE"). The Board has determined that Mr. Burke is independent under the NYSE listing standards and the Company's Standards for Director Independence and has no material relationships with the Company that would prevent him from being considered independent.

By adopting the Principals of Governance and the corporate policy that the director serving as Chair of the Board should be an independent director, the Company has already addressed the essential objective of the Proposal. In addition, the current Chair of the Board is an independent director, and thus the Company has satisfied the underlying concern of the Proposal. Accordingly, the Proposal should be excludable as substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially misleading statements.

Rule 14a-8(i)(3) allows a company to exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Under Staff Legal Bulletin 14B (Sept. 15, 2004), a company may rely on Rule 14a-8(i)(3) to exclude a shareholder proposal if that proposal, among other things, contains statements that are objectively false or misleading, or if substantial portions of the proposal or the supporting statement are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. *See, e.g., Bank of America Corp.* (Mar. 12, 2013) (allowing exclusion under Rule 14a-8(i)(3) of a proposal requiring a stockholder value committee to explore "extraordinary transactions," defined as transactions that would require shareholder approval, but providing as examples transactions that were not extraordinary and would not require shareholder approval); *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

The Company believes that the Proposal's supporting statement, copied immediately below, contains a number of objectively false and misleading statements and statements that are irrelevant to the consideration of the subject matter of the Proposal that misrepresent the entire premise of the Proposal.

> When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.
>
> This topic is particularly important for UnitedHealth since our chairman, Richard Burke, is supposed to serve in a checks and balances role in regard to our CEO Stephen Hemsley. However Mr. Burke was an inside-related director with 37-years long tenure. Director independence declines with 10 to 15-years tenure. Mr. Burke also received 7% in negative votes from shareholders. This 7% in negative votes was 28-times more negative votes than one of our directors received.
>
> We also had 3 other long-tenured directors who may be challenged to act in a checks and balances role for our CEO. Directors Gail Wilensky, William Ballard and Douglas Leatherdale each had 21 to 31-years long-tenure and each received 7% in negative votes from shareholders. Mr. Leatherdale and Mr. Ballard were also on our executive pay committee and Stephen Hemsley was given $28 million

in 2013 Total Realized Pay. Mr. Leatherdale and Mr. Ballard also controlled 67% of the votes on our nomination committee.

GMI Ratings, an independent investment research firm, said unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. UnitedHealth had not disclosed specific, quantifiable performance objectives for our CEO. GMI also said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

GMI said UnitedHealth Group is a Minnesota corporation and Minnesota law contains multiple provisions which protect management from hostile takeovers and thus diminish shareholder interests. Minnesota law contains an Other Constituency Provision allowing directors to dispense with their fiduciary duty to shareholders when evaluating tender offers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

The Company believes the following statements in particular are either materially false and misleading or irrelevant to the topic of the Proposal:

- the supporting statement implies that the Company's chief executive officer is the Board Chair;
- the supporting statement suggests that the Company's Board Chair is not an independent director;
- the supporting statement implies that three other independent directors are not independent; and
- the supporting statement discusses a number of irrelevant topics, including the Company's executive compensation practices and disclosure, the Company's policies and practices regarding related party transactions, and Minnesota corporate takeover law.

These statements fall into two categories: (A) objectively false and misleading statements that speak to the subject matter of the Proposal—that the Company should adopt a new policy supporting a Chair of the Board who is an independent director, and (B) statements or expressions of opinion that are irrelevant to the core subject matter of the Proposal. These false and misleading statements or irrelevant facts and opinions would prevent a shareholder from determining with any reasonable certainty exactly what actions or measures the Proposal requires and what matter on which he or she is being asked to vote.

A. The current Board Chair is an independent director for both NYSE listing standards and Company policy purposes.

The first paragraph of the supporting statement implies that the Company's chief executive officer is the Board Chair. The second paragraph describes Mr. Burke, the Company's Board Chair, as an "inside-related director" and therefore not an independent director. Both implications are false. As discussed in Section I.B above, the Board has determined that Mr. Burke is independent under the NYSE listing standards and the Company's Standards for Director Independence. These objectively false statements could mislead shareholders into the mistaken belief that the Proposal is needed to install an independent director as Board Chair, which renders the Proposal materially misleading.

Similar to the Proposal here, a federal district court recently permitted Express Scripts Holding Co. to exclude a shareholder proposal on the basis that the supporting statement for the proposal included statements that were demonstrably false and misleading in violation of Rule 14a-8(i)(3). *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538 (E.D. Mo. Feb. 18, 2014). The proposal stated that the company's CEO received $51 million in total compensation even though the company's public disclosures indicated that his total compensation was $12.8 million in 2012 and $31.6 million for 2010 through 2012 combined. *Id.* at *1. Other statements that the company alleged were demonstrably false and misleading included statements that (i) the company did not have a clawback policy, which the company alleged was false because it did have such a policy, (ii) a particular director had received the most negative votes among the company's directors, which the company alleged was false because three other directors had higher numbers of negative votes, and (iii) the company had a plurality voting standard for the election of directors, which the company alleged was false because it had adopted a majority voting standard for the election of directors. *Id.*

In addition, these kinds of misstatements have provided a basis for exclusion in prior no-action letters. For example, the Staff permitted General Electric Company to exclude a proposal as materially false and misleading because of "an underlying assertion" in the proposal that the company had plurality voting when, in fact, the company had implemented majority voting. *General Electric Company* (Jan. 6, 2009). In addition, the Staff permitted State Street Corp. to exclude a proposal requesting shareholder action under a section of state law that had been recodified because the proposal, by its terms, invoked the wrong statutory provision and was materially misleading to shareholders. *See State Street Corp.* (Mar. 1, 2005). *See also, Jefferies Group, Inc.*, (Feb. 11, 2008) (concurring that a proposal seeking to include the language "supported by management" was false and misleading because the board and management did not support the proposal); *Johnson & Johnson, Inc.*, (Jan. 31, 2007) (concurring that a proposal seeking an advisory vote on the compensation committee's report was materially misleading since recently adopted SEC executive compensation rules relocated such disclosures); *Duke Energy Corp.* (Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee).

Like the *Express Scripts* case and the proposals in the Staff no-action letters discussed above, the supporting statement here contains objectively false and misleading statements of material fact. The Company believes that the false and misleading statements in the supporting statement address the core issue of the Proposal and render the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the rationale for the Proposal, as set forth in the supporting statement, is that the Proposal is needed to ensure that the Company appoints an independent director as Chair. This is materially false and misleading since the Company has an independent director as Chair. If the Company included the Proposal in its 2015 proxy materials, shareholders would be materially misled about whether the Board Chair is an independent director and the purpose and effect of the Proposal, if implemented.

B. The supporting statement would mislead shareholders by addressing a number of unrelated topics.

In addition, throughout the supporting statement, there are a series of factual assertions and opinions that are irrelevant and unrelated to the Proposal. First, the supporting statement makes the objectively false suggestion that three of the Company's independent directors are not independent. Next, the supporting statement cites specific results of director elections unrelated to the Proposal. The supporting statement goes on to discuss a series of Company policies and practices with seemingly no connection to the topic of the Proposal, including the Company's executive compensation practices and disclosure, the Company's related party transaction policies and disclosure, and Minnesota corporate law regarding takeovers.

In fact, the supporting statement itself recognizes that it discusses a number of irrelevant topics. Immediately prior to concluding with a request for shareholders to vote in favor of the Proposal, the supporting statement directs readers that it is now "[r]eturning to the core topic of this proposal." This statement is a clear indication that the prior statements are irrelevant to a consideration of the "core topic" or subject matter of the Proposal. The Proposal's irrelevant discussion of various corporate policies and practices calls into question what the Proposal is intended to accomplish and serves only to further confuse the Company's shareholders.

The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements in which the supporting statement is irrelevant to the action sought by the Proposal. *See, e.g. Bob Evans Farms, Inc.* (Jan. 26, 2006) (permitting exclusion of a portion of the supporting statement that "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman).

As in the no-action letters referenced above, the supporting statement here contains substantial discussion of matters that are entirely unrelated to the subject matter of the Proposal.

These statements are misleading because they are irrelevant to the "core topic" of the Proposal and are likely to confuse shareholders as to what they are being asked to approve.

CONCLUSION

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the proxy materials for its 2015 Annual Meeting of Shareholders in reliance on Rule 14a-8(i)(10) and Rule 14a-8(i)(3). Please note that the Company expects to submit its proxy materials for printing no later than March 31, 2015; consequently the Company would appreciate it if the Staff could respond to this request by then.

If you have any questions regarding this request or desire additional information, please contact the undersigned at (202) 662-5500 or Amy L. Schneider, Deputy General Counsel of the Company, at (952) 936-4986.

Very truly yours,



Keir D. Gumbs

Enclosure

cc: Ms. Amy L. Schneider
Mr. John Chevedden

Exhibit A

Proposal

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Dannette L. Smith
Corporate Secretary
UnitedHealth Group Inc. (UNH)
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343
PH: 952-936-1300
PH: 952-936-1316
FX: 952-936-3096

Dear Ms. Smith,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

Date: December 24, 2014

FISMA & OMB Memorandum M-07-16

cc: Amy L. Schneider <amy.l.schneider@uhg.com>
Deputy General Counsel
PH: 952-936-4986
FX: 952-936-1745

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Dannette L. Smith
Corporate Secretary
UnitedHealth Group Inc. (UNH)
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343
PH: 952-936-1300
PH: 952-936-1316
FX: 952-936-3096

Dear Ms. Smith,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden Date December 24, 2014

FISMA & OMB Memorandum M-07-16

cc: Amy L. Schneider <amy.l.schneider@uhg.com>
Deputy General Counsel
PH: 952-936-4986
FX: 952-936-1745

[UNH: Rule 14a-8 Proposal, December 24, 2014]
Proposal X – Independent Board Chairman

Resolved: The shareholders request our Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for UnitedHealth since our chairman, Richard Burke, is supposed to serve in a checks and balances role in regard to our CEO Stephen Hemsley. However Mr. Burke was an inside-related director with 37-years long tenure. Director independence declines with 10 to 15-years tenure. Mr. Burke also received 7% in negative votes from shareholders. This 7% in negative votes was 28-times more negative votes than one of our directors received.

We also had 3 other long-tenured directors who may be challenged to act in a checks and balances role for our CEO. Directors Gail Wilensky, William Ballard and Douglas Leatherdale each had 21 to 31-years long-tenure and each received 7% in negative votes from shareholders. Mr. Leatherdale and Mr. Ballard were also on our executive pay committee and Stephen Hemsley was given $28 million in 2013 Total Realized Pay. Mr. Leatherdale and Mr. Ballard also controlled 67% of the votes on our nomination committee.

GMI Ratings, an independent investment research firm, said unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. UnitedHealth had not disclosed specific, quantifiable performance objectives for our CEO. GMI also said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

GMI said UnitedHealth Group is a Minnesota corporation and Minnesota law contains multiple provisions which protect management from hostile takeovers and thus diminish shareholder interests. Minnesota law contains an Other Constituency Provision allowing directors to dispense with their fiduciary duty to shareholders when evaluating tender offers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal X

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Exhibit B

Principles of Governance

UNITEDHEALTH GROUP
BOARD OF DIRECTORS
PRINCIPLES OF GOVERNANCE
(February 12, 2014)

Introduction and Purpose

The Articles of Incorporation and Bylaws of UnitedHealth Group Incorporated (the "Company"), together with Minnesota law, govern the Company. These principles of governance reflect the current views of the Company's Board of Directors (the "Board") concerning philosophy, style and emphasis of governance. These principles are developed and reviewed annually by the Nominating and Corporate Governance Committee of the Board, which then recommends any changes to the Board. The Board views these principles as guidelines--not rigid restraints--and believes they are evolutionary in nature.

Shareholder Rights and Proxy Voting

- **General.** The Board recognizes the importance of proxy voting as the key means by which shareholders play a role in corporate governance. Accordingly, the Board believes that the Company should follow steps supporting the shareholders' role. These steps include (a) absent strong compelling reasons, equal voting rights and no multiple classes of common stock with disparate voting rights; (b) equal financial treatment for all shareholders; and (c) voting on disparate issues separately. Through its periodic assessment of corporate governance, the Board will continue to evaluate other measures that will enable shareholders to have a voice in corporate governance.

- **Confidential Voting.** The Board further believes that confidential voting on the election of directors and other corporate actions enhances the shareholders' role in corporate governance. To this end, the Company will generally require that all shareholder votes, whether by proxy card, consent, ballot or otherwise, be kept confidential. Documents evidencing a shareholder's vote will not be available for examination by the Company or its directors, officers or employees. Exceptions to these general rules may occur in the following instances:

  - to meet applicable legal requirements;
  - to assert claims for, or defend claims against, the Company or its affiliates;
  - to assist in resolving any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote;
  - if there is a contested proxy solicitation;
  - to allow the inspectors of election to certify the results of any vote to the Company and its directors, officers and employees;
  - if a shareholder has made a written comment on such document;
  - if contacting shareholders is necessary to obtain a quorum;
  - aggregate vote totals may be disclosed to the Company and its directors, officers and employees from time to time and publicly announced; or
  - if disclosure is voluntarily made or requested by a shareholder.

The Company shall also retain independent inspectors of election to receive, certify and tabulate shareholder votes.

Role and Structure of the Board

- **Role of the Board.** UnitedHealth Group's business is conducted by its employees, managers and officers, under the direction of the Chief Executive Officer and the oversight of the Board. Members of the Board are subject to annual election by shareholders. Both the Board and management recognize that the long-term interests for shareholders may be advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, customers, suppliers, communities, government officials and the public at large.

  The Board directly or through its Committees shall exercise direct oversight of strategic risks to the Company and the Company's risk management functions.

- **Independence.** At least a majority of the Board will consist of directors who the Board has determined are "independent" under the rules of the NYSE and the Company's Standards of Director Independence (each an "Independent Director").

- **Chair and Lead Independent Director.** The Board believes that the roles of the Chair and Chief Executive Officer should be separate and that the director serving as the Chair should be an Independent Director. As provided in the Company's Bylaws, the Independent Directors will appoint a Lead Independent Director in the event the Chair is not an Independent Director.

  The Chair shall chair all meetings of the Board at which the Chair is present. The Chair or the Lead Independent Director, if the Chair is not an Independent Director, shall have the following duties:
  - working with the Chair or the Chief Executive Officer, as applicable, on the scheduling of Board meetings and the preparation of agendas and materials for Board meetings;
  - coordinating the preparation of agendas and materials for executive sessions of the Board's Independent Directors or non-management directors;
  - scheduling and leading the executive sessions of the Board's Independent Directors or non-management directors;
  - defining the scope, quality, quantity and timeliness of the flow of information between Company management and the Board that is necessary to effectively and responsibly perform their duties;
  - leading the Board process for the hiring, firing and evaluating the Company's Chief Executive Officer and working with the chair of the Compensation and Human Resources Committee on the process for compensating and evaluating the Chief Executive Officer;
  - recommending outside advisors and consultants, as necessary, who report directly to the Board on Board related issues;
  - serving as an ex officio member of each committee and working with the Board committee chairs on the performance of their designated roles and responsibilities;
  - interviewing, along with the chair of the Nominating and Corporate Governance Committee, all Board candidates and making director candidate recommendations to the Nominating and Corporate Governance Committee;
  - assisting the Board and the Company in assuring compliance with and implementation of the Company's Principles of Governance;

- serving as principal liaison between the Independent Directors and the Chief Executive Officer on sensitive issues;
- coordinating the performance evaluations, working in conjunction with the committee chairs and the Nominating and Corporate Governance Committee, of the Chief Executive Officer, the Board and the Board committees;
- working with the Nominating and Corporate Governance Committee on the membership of Board committees; and
- being available for communications with shareholders.

Board Composition and Performance

- **Membership Criteria.** The Nominating and Corporate Governance Committee is responsible for analyzing, on an annual basis, important Board member skills and characteristics, and recommending to the Board appropriate individuals for nomination as Board members. The Nominating and Corporate Governance Committee is responsible for developing a skills matrix to assist it in considering the appropriate balance of experience, skills and characteristics required of a director and to be represented on the Board as a whole. The Board will consider the recommendations of the Nominating and Corporate Governance Committee in the context of the perceived needs of the Company at the time.

- **Limits on Service on other Boards.** A director (other than the Chief Executive Officer) may not be a Board member on more than four (4) public company boards (including UnitedHealth Group) and the Chief Executive Officer of the Company may not be a member on more than two (2) public company boards (including UnitedHealth Group).

- **Voting for Directors.** In an uncontested election, any nominee for Director who receives a greater number of votes "against" his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation following certification of the shareholder vote. The Nominating and Corporate Governance Committee shall consider the resignation offer and recommend to the Board whether to accept it. The Board will act on the Nominating and Corporate Governance Committee's recommendation within 90 days following certification of the shareholder vote. Thereafter, the Board will promptly disclose their decision whether to accept the Director's resignation offer (or the reasons for rejecting the resignation offer, if applicable) in a press release to be disseminated in the manner that Company press releases typically are distributed. Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Nominating and Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. However, if each member of the Nominating and Corporate Governance Committee received a Majority Withheld Vote at the same election, then the Independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only Directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

- **Annual Performance Evaluations.** The Board and each of its committees will conduct annual self-evaluations. The Nominating and Corporate Governance Committee has responsibility to develop the evaluation process to be used, subject to approval of the Board.

- **Term Limits.** The Board does not believe term limits are necessary. The Nominating and Corporate Governance Committee assesses the contributions and independence of Directors on an annual basis in accordance with the membership criteria set forth above to determine whether these Directors should be requested to stand for reelection and continue service on the Board.

- **Mandatory Retirement.** The Board believes that age does not limit meaningful director contributions, which leads the Board to conclude that a mandatory director retirement age is not desirable.

Communications with the Board

The Board values the input and insights of the Company's shareholders and believes that effective Board-shareholder communication strengthens the Board's role as an active, informed and engaged fiduciary. To facilitate communication, the Board has adopted a policy outlining the procedures for communicating with the Board and the appropriate topics for such communications. The Board of Directors Communication Policy may be found on the Company's website at www.unitedhealthgroup.com.

Board Operation

- **Regular Board Business.** The Board currently plans four meetings each year, with further meetings to occur at the discretion of the Board. The meetings will usually consist of committee meetings and the Board meeting. Although it is preferred that directors attend meetings in person, directors may attend by telephone to mitigate conflicts. All directors should make every effort to attend meetings of the Board and meetings of committees of which they are members. It is expected that the directors review any materials circulated by management in advance of meetings. While matters considered at each Board meeting depend on the nature of the Company's business, the Board expects its meeting agenda will regularly include reports summarizing the activities of the Board's committees as well as management reports on significant aspects of Company business. The Board intends that regular management reports will include presentations on the Company's financial performance, overall business operations, merger and acquisition activity, significant business unit performance and other topics important to the Company's overall condition. Beyond these general topics, the Board expects that the Chair or the Lead Independent Director, if the Chair is not an Independent Director, will oversee preparation of agendas for meetings of the Board in consultation with the Chief Executive Officer. Any director may suggest items for any meeting agenda.

- **Board Committees.** The Board has established the following committees to assist the Board in discharging its responsibilities: (i) Audit; (ii) Compensation and Human Resources; (iii) Nominating and Corporate Governance; and (iv) Public Policy Strategies and Responsibilities. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate. The current charters will be mailed to shareholders on written request. The entire Board will appoint committee members and committee chairs, after considering the recommendation of the Nominating and Corporate Governance Committee, and each committee member will serve until a successor is appointed or until the member's retirement, resignation, death or removal from the Board. Each committee member must satisfy the membership requirements set forth in the relevant committee charter.

- **Executive Sessions.** To ensure free and open discussion and communication among the non-management directors of the Board, the non-management directors will meet in executive sessions at each regular meeting, with no members of management present. The Chair or Lead Independent Director, if the Chair is not an Independent Director, shall preside over each executive session.

- **Meeting Materials.** The Board believes it is important that, whenever feasible, members receive materials a number of days in advance of Board meetings to enable thoughtful preparation. Management should try to make materials as brief as possible, but still provide necessary information so that meeting time may be conserved and discussion focused on questions that the Board has about the materials. In instances where the sensitivity of subject matter makes prior dissemination inadvisable or the timing of transactions or events makes prior dissemination impracticable, the Board will review and discuss the materials at their meeting.

- **CEO Succession Planning.** At least annually, the Board will review succession plans for the Chief Executive Officer. Succession planning will address both succession in the ordinary course of business and contingency planning in case of unexpected events. The succession plan will include a requirement that the CEO reside near the Company's headquarters.

- **CEO Performance Evaluation.** At least annually, the non-management directors of the Board will, in conjunction with the Compensation and Human Resources Committee, review the performance of the Chief Executive Officer in light of the Company's goals and objectives.

- **Access to Senior Management.** Board members have access to the Company's management, other employees and outside advisors. Except in unusual circumstances, the Chief Executive Officer should be advised of significant contacts with senior management. The Board also encourages management participation in portions of Board and committee meetings when such participation provides additional insight into items being discussed, or gives exposure to senior management with future potential.

- **Board Confidentiality.** The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of such proceedings and deliberations, as well as any Confidential Information received in connection with his or her service as a director. No director shall (1) use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company, or (2) disclose Confidential Information outside the Company, either during or after his or her service as a director of the Company, except with authorization of the Board or as may be otherwise required by law. "Confidential Information" is all non-public information entrusted to or obtained by a director by reason of his or her position as a director of the Company, including information that might be of use to competitors or harmful to the Company or its customers if disclosed.

- **Board Interaction with Institutional Investors, Customers and Others.** The Board has adopted a separate Board of Directors Communication Policy. While individual Board members may meet or otherwise communicate with constituencies of the Company, the Board expects members would do so with the knowledge of management. In most instances, Board members would do so at the request of management.

- **Board Compensation.** The Compensation and Human Resources Committee has the responsibility for recommending to the Board the compensation and benefits for non-management directors. Director compensation will reflect the Company's intention to attract, retain and use the expertise of highly qualified people serving on the Company's Board. The Company may use annual retainers, equity-based compensation, expense reimbursement, health care coverage and other forms of compensation, as appropriate, in furtherance of this objective. As indicated above, the Compensation and Human Resources Committee will review the form and amount of director compensation at least annually, and make appropriate recommendations to the Board in light of the responsibilities assumed and the director compensation of similarly situated companies.

- **Orientation and Continuing Education.** The Company will provide an orientation process for new directors, including extensive background material on the Company and its business and meetings with key management. Periodically, management will prepare additional educational materials for directors on matters relevant to the Company and its business. In addition, each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director. Commencing with the 2012 calendar year, each director is expected to receive board-related continuing education of an agreed-upon amount every two years. The Board may, from time to time, agree on in-boardroom education programs to focus on specific needs of the Board. The Company will reimburse directors for reasonable expenses incurred in connection with such director's attendance of a director education program.

- **Reliance on Management and Outside Advice.** In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. The Board has the authority to select, retain, terminate and approve the fees and other retention terms of its outside advisors.

Individual Director Responsibilities

- **Representational Directors.** Each director represents all shareholders, and the entire Board should possess a balance of diversity, age, skills and insights to guide the Company's business. For these reasons, the Board opposes specific representational directors.

- **Stock Ownership.** The Company encourages stock ownership by directors in order to more strongly align the interests of directors with those of the Company's shareholders and, as such, the Board believes that regular equity grants should be a significant component of director compensation. Furthermore, within five years from August 4, 2010 for current directors or within five years from becoming a new director, each non-management director shall be required to own shares of the Company's common stock (including vested restricted stock units and vested deferred stock units but not including option holdings, unvested restricted stock units and unvested deferred stock units) having a fair market value equal to five times the annual base cash retainer for non-management directors.

Executive officers shall also be required to maintain certain stock ownership (in addition to any holdings of options or stock appreciation rights). The Chief Executive Officer shall be required to beneficially own a number of shares valued at eight times the Chief Executive Officer's base salary by the fifth anniversary of appointment as Chief Executive Officer. Executive officers who are direct reports of the Chief Executive Officer shall be required to beneficially own a number of shares valued at three times their respective base salary by the fifth anniversary of the appointment to an executive officer position. Any other executive officers who are not direct reports of the Chief Executive Officer shall be required to beneficially own a number of shares valued at two times their respective base salary by the fifth anniversary of the appointment to an executive officer position. In addition, executive officers who are designated by the Company as Section 16 officers (as defined by Rule 16a-1(f) of the Securities Exchange Act) are required to retain one-third of the net shares (i.e., the shares remaining after payment of the exercise price (if applicable) and required taxes) resulting from the vesting or exercise of any equity awards received after October 23, 2009 for a period of at least one year after such vesting or exercise. Stock ownership guidelines for executive officers and non-management directors were first adopted as of April 26, 2006.

- **Change in Career.** It is the Board's belief that individual directors who change the primary career responsibility they held when elected to the Board should volunteer to resign from the Board. While not necessarily resulting in a resignation, the offer will provide the Nominating and Corporate Governance Committee the opportunity to consider the appropriateness of continued Board membership and make a recommendation to the Board as to the director's continuation. Directors should advise the Chair or the Lead Independent Director, if the Chair is not an Independent Director, in advance of accepting an invitation to serve on another board or any audit committee or other significant committee assignment on another board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director's relationship to the Company.

- **Code of Conduct: Our Principles of Ethics and Integrity.** The Company has adopted a Code of Conduct: Our Principles of Ethics and Integrity. Each director is expected to be familiar with and to follow the standards contained in the Code of Conduct. In the event an issue arises under the Code of Conduct, directors may consult with the Company's Chief Legal Officer or Chief Compliance and Ethics Officer.

Nominating Advisory Committee

The Board formed the Nominating Advisory Committee in 2006, a description of which is available on the Company's website. All actions of the Nominating Advisory Committee are advisory in nature and are non-binding on the Nominating and Corporate Governance Committee and the Board. Members of the Nominating Advisory Committee will not be considered members of management, the Board or any committee of the Board.

Exhibit C

Standards for Director Independence

UNITEDHEALTH GROUP

STANDARDS FOR DIRECTOR INDEPENDENCE

The UnitedHealth Group Board of Directors (the "Board") will be composed of a majority of directors who are independent and its nominating, compensation and audit committees will be composed entirely of directors who are independent for purposes of the New York Stock Exchange ("NYSE") Corporate Governance Rules. For a director to be deemed "independent," the Board will affirmatively determine, based on all relevant facts and circumstances, that the director has no material relationship with UnitedHealth Group Incorporated (together with its subsidiaries, the "Company"), either directly or as a director, partner, shareholder and/or officer of an entity that has a relationship with the Company. The Company will identify which directors are independent and disclose the basis for that determination in its annual proxy statement for the election of directors. The Board, pursuant to the recommendation of its nominating committee, has adopted the following guidelines to assist in determining independence.

Material Relationships With The Company

A director will be deemed to have a material relationship with the Company and not be considered independent, if any of the following apply:

- The director or an immediate family member (as defined below) is, or has been within the last five years, employed by the Company or has received during any twelve-month period within the last five years any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service);

- The director is, or has been within the last three years, an "affiliated person" of the Company, as that term is used in Section 10A of the Securities Exchange Act of 1934;

- (A) The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time;

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee;

- The director is a current employee, or an immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues; and

- The director or an immediate family member is a current director, trustee or executive officer (or has been in the last three years) of a tax-exempt organization that receives contributions from the Company or a Company-affiliated tax exempt organization, in an amount which, in any of the last three fiscal years, exceeds the lesser of $1 million or 2% of the tax exempt organization's consolidated gross revenues.

Material Relationships With An Executive Officer

Consistent with the expectation that non-employee directors will not have professional or financial relationships (including side-by-side investments) that could impair their independence, a director will be deemed to have a material relationship with the Company and not be considered independent, if any of the following apply:

- The director receives, or has an immediate family member who receives, any direct compensation from an executive officer or any immediate family member of an executive officer of the Company;

- An entity affiliated with the director or with an immediate family member receives any payment from any executive officer of the Company, other than in a routine, commercial or consumer transaction with terms no more favorable than those customarily offered to similarly-situated persons;

- The director or an immediate family member receives, or is affiliated with an entity that receives, any payment, whether direct or indirect, for legal, accounting, financial or other professional services provided to an executive officer of the Company or an immediate family member of an executive officer; and

- The director or an immediate family member is a current executive officer of a tax-exempt organization that receives contributions from an executive officer of the Company, in an amount which exceeds the lesser of $50,000 or 1% of the tax exempt organization's consolidated gross revenues in that fiscal year.

Relationships That Are Not Material

A director generally will not be deemed to have a material relationship with the Company and will be considered independent, if any of the following, when viewed singularly, apply:

- A transaction in which the director's interest arises solely from the director's position as a director or advisory director (or similar position) of another corporation or organization that is a party to the transaction, and the director did not participate in furtherance or approval of the transaction and the transaction was negotiated on an arms length basis;

- A transaction in which the director's interest arises solely from the director's ownership of an equity or limited partnership interest in the other party to the transaction, so long as the aggregate ownership of all directors, director nominees, executive officers and 5% shareholders of the Company (together with their immediate family members) does not exceed 5% of the equity or partnership interests in that other party;

- A relationship arising solely from the director's status as an employee or non-controlling equity owner of a company to which the Company was indebted at the end of the

Company's last full fiscal year in an aggregate amount not in excess of 5% of the Company's total consolidated assets;

- The director, or an organization of which the director is an executive officer or in a similar position, purchasing health care services from the Company on terms no more favorable to the director or such organization than those customarily offered to similarly-situated persons who are not directors or executive officers of the Company;

- Ownership by the director of equity or other securities of the Company, as long as the director is not the beneficial owner, directly or indirectly, of more than 10% of any class of the Company's equity securities;

- The receipt by the director of compensation for service as a member of the Board of Directors or any committee thereof, including regular benefits received by other outside directors;

- Any other relationship or transaction that is not listed above and in which the amount involved does not exceed $50,000;

- Any immediate family member of the director having any of the above relationships; and

- Any relationship between the Company and a non-immediate family member of the director.

Definitions

For purposes of these standards:

- "Executive officer" means an "officer" within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934; and
- "Immediate family" means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person's home. When applying the look-back provision in Section 303A.02(b) of the NYSE's Corporate Governance Rules, the Company need not consider any person who is no longer an immediate family member as a result of legal separation or divorce, or death or incapacitation.

The Board shall undertake an annual review of the independence of all non-employee directors. In advance of the meeting at which this review occurs, each non-employee director shall be asked to provide the Board with full information regarding the director's business and other relationships with the Company and its affiliates and with senior management and their affiliates to enable the Board to evaluate the director's independence.

Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent." This obligation includes all business relationships between, on the one hand directors or members of their immediate family, and, on the other hand, the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to any other approval requirements of the Company.

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16